FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.             Name and Address of Company

Yamana Gold Inc. (the “Company”)
150 York Street, Suite 1102
Toronto, Ontario
M5H 3S5

2.             Date of Material Change

May 2, 2007

3.             News Release

A news release with respect to the material change referred to in this report was issued by the Company on May 2, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.             Summary of Material Change

The Company announced that Mr. John Begeman was appointed as a member of the Board of Directors of the Company in place of Mr. Bruce Humphrey.  The Company also announced the appointment of officers of the Corporation.

5.             Full Description of Material Change

The Company announced that Mr. John Begeman was appointed as a member of the Board of Directors of the Company in place of Mr. Bruce Humphrey, who resigned from the Board of Directors.  The Company also announced the appointment of officers of the Corporation as follows:

Chairman and Chief Executive Officer	- Peter Marrone
President and Chief Operating Officer	- Antenor Silva
Vice President, Finance and Chief Financial Officer	- Charles Main
Vice President, Business Development	- Greg McKnight
Vice President, Technical Services, Projects and Construction	- Daniel Kivari
Vice President, Operations	- Ludovico Costa
Vice President, Exploration	- Evandro Cintra
Vice President, Legal, General Counsel And Assistant Corporate Secretary	- Jacqueline Jones
Vice President, Administration and Human Resources	- Arão Portugal
Corporate Secretary	- Mark Bennett

Mr. Victor Bradley is independent Lead Director under applicable corporate governance guidelines.

6.             Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.             Omitted Information

Not applicable.

8.             Executive Officer

For further information contact Peter Marrone, Chairman and Chief Executive Officer of Yamana at (416) 815-0220.

9.             Date of Report

May 10, 2007

YAMANA GOLD INC.

/s/ Charles Main
By:	Charles Main
Vice President, Finance and
Chief Financial Officer